UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of AUGUST, 2006.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   August 29, 2006                    /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                             JUNE 30, 2006 AND 2005

                         (EXPRESSED IN CANADIAN DOLLARS)

                      (UNAUDITED - PREPARED BY MANAGEMENT)

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Amera Resources Corporation for the six months ended June 30, 2006 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                     JUNE 30,      DECEMBER 31,
                                                       2006            2005
                                                         $               $

                                     ASSETS

CURRENT ASSETS
Cash and cash equivalents                             1,260,020         522,327
Accounts receivable, prepaids and deposits              135,348         136,218
                                                   ------------    ------------
                                                      1,395,368         658,545
MINERAL PROPERTIES AND DEFERRED COSTS (Note 3)        2,773,764       3,184,844
                                                   ------------    ------------
                                                      4,169,132       3,843,389
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                 66,505         142,275

FUTURE INCOME TAX LIABILITIES                            81,692         154,881
                                                   ------------    ------------
                                                        148,197         297,156
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)                                7,413,500       5,854,335

CONTRIBUTED SURPLUS                                     433,995         433,995

DEFICIT                                              (3,826,560)     (2,742,097)
                                                   ------------    ------------
                                                      4,020,935       3,546,233
                                                   ------------    ------------
                                                      4,169,132       3,843,389
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

COMMITMENTS (Notes 3 and 5)



APPROVED BY THE BOARD


/s/ NIKOLAOS CACOS   , Director
---------------------

/s/ JERRY MINNI      , Director
---------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                         Three Months Ended                Six Months Ended
                                                              June 30,                         June 30,
                                                   ----------------------------    ----------------------------
                                                       2006            2005            2006            2005
                                                         $               $               $               $

EXPENSES

Accounting and audit                                     16,256          11,929          23,756          16,385
Advertising                                              13,323           1,251          19,865           4,341
Corporate development and investor relations             27,994          31,556          68,631          62,550
General exploration                                      36,765          35,847         105,441          49,319
Legal                                                     6,986          18,614          25,551          37,744
Management fees                                          20,708          18,375          42,083          36,750
Office and sundry                                        25,479          22,887          48,705          48,638
Professional fees                                         8,801           1,665           8,956           6,377
Rent                                                     17,123          25,115          41,707          39,348
Salaries                                                 75,053          39,086         159,080         103,441
Stock based compensation                                      -               -               -          52,500
Transfer agent and regulatory fees                        9,444           7,367          16,977          17,435
Travel                                                   11,269          10,987          18,214          14,066
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (269,201)       (224,679)       (578,966)       (488,894)
                                                   ------------    ------------    ------------    ------------
OTHER EXPENSE (INCOME)

Foreign exchange                                          5,988          (1,024)          5,835           4,755
Interest income                                         (11,404)         (6,293)        (20,518)        (12,157)
Write-off of mineral properties (Note 3 b) and c))      520,180               -         520,180               -
                                                   ------------    ------------    ------------    ------------
                                                        514,764          (7,317)        505,497          (7,402)
                                                   ------------    ------------    ------------    ------------
LOSS FOR THE PERIOD                                    (783,965)       (217,362)     (1,084,463)       (481,492)

DEFICIT - BEGINNING OF PERIOD                        (3,042,595)     (1,571,676)     (2,742,097)     (1,307,546)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (3,826,560)     (1,789,038)     (3,826,560)     (1,789,038)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER COMMON SHARE                   (0.04)          (0.01)          (0.06)          (0.03)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        19,205,592      16,187,622      18,553,653      15,339,949
                                                   ============    ============    ============    ============







          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)




                                                         Three Months Ended                Six Months Ended
                                                              June 30,                         June 30,
                                                   ----------------------------    ----------------------------
                                                       2006            2005            2006            2005
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES
Loss for the period                                    (783,965)       (217,362)     (1,084,463)       (481,492)
Items not affecting cash
    Write-off of mineral properties                     520,180               -         520,180               -
    Stock-based compensation                                  -               -               -          52,500
                                                   ------------    ------------    ------------    ------------
                                                       (263,785)       (217,362)       (564,283)       (428,992)
Change in non-cash working capital balances             (10,468)         11,033         (74,900)        (49,386)
                                                   ------------    ------------    ------------    ------------
                                                       (274,253)       (206,329)       (639,183)       (478,378)
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES
Expenditures on mineral properties and
    deferred costs                                     (123,795)       (276,750)       (182,289)       (935,686)
Purchase of equipment                                         -            (631)              -          (3,544)
                                                   ------------    ------------    ------------    ------------
                                                       (123,795)       (277,381)       (182,289)       (939,230)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES
Issuance of common shares                                     -               -       1,563,900       1,115,200
Share issue costs                                             -               -          (4,735)        (61,751)
                                                   ------------    ------------    ------------    ------------
                                                              -               -       1,559,165       1,053,449
                                                   ------------    ------------    ------------    ------------
(DECREASE) INCREASE IN CASH                            (398,048)       (483,710)        737,693        (364,159)
    AND CASH EQUIVALENTS

CASH AND CASH EQUIVALENTS
    - BEGINNING OF PERIOD                             1,658,068       1,798,783         522,327       1,679,232
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
    - END OF PERIOD                                   1,260,020       1,315,073       1,260,020       1,315,073
                                                   ============    ============    ============    ============

CASH AND CASH EQUIVALENTS
    COMPRISED OF:
    Cash                                                260,020         315,073         260,020         315,073
    Term deposits                                     1,000,000       1,000,000       1,000,000       1,000,000
                                                   ------------    ------------    ------------    ------------
                                                      1,260,020       1,315,073       1,260,000       1,315,073
                                                   ============    ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION (Note 7)



          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                        INTERIM CONSOLIDATED SCHEDULE OF
                  MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)




                             ARGENTINA                             PERU                                USA
                            ----------  ----------------------------------------------------------  ----------
                                                                  CRUZ DE                             WALKER
                              MOGOTE     ESPERANZA   KORIMARCA     MAYO        COCHA       OTHER       LANE        TOTAL
                                 $           $           $           $           $           $           $           $

Balance,
   beginning of period       2,270,734     563,613      32,125      61,585      27,917      46,744     182,126   3,184,844
                            ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

Expenditures during the
   period
   Acquisition costs            31,591      20,070       1,680      21,651       1,816      22,818           -      99,626
   Assays                            -           -           -           -       2,769           -          65       2,834
   Communications                3,118           -           -         137         278         496           -       4,029
   Office                            -          97           -           -       1,078       2,189           -       3,364
   Salaries and contractors      3,078       3,311       1,365       4,879      19,251      11,432          97      43,413
   Supplies and equipment            -          94          46          89         839         358           -       1,426
   Transportation                    -         807         170       1,340      10,446       1,905           -      14,668
   Imagery and base maps             -           -           -           -           -       1,931           -       1,931
   Foreign value added tax       1,201       2,088         279         782       3,124       3,524           -      10,998
                            ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                38,988      26,467       3,540      28,878      39,601      44,653         162     182,289
                            ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Future income tax                    -     (83,531)        419       3,418       4,687       1,798          20     (73,189)
                            ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Write-off of mineral
   Property                          -    (506,549)          -           -           -     (13,631)          -    (520,180)
                            ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Balance, end of period       2,309,722           -      36,084      93,881      72,205      79,564     182,308   2,773,764
                            ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========









          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



1.       EXPLORATION STAGE COMPANY - NATURE OF OPERATIONS

         The Company was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company is a natural resource company engaged in the acquisition and exploration of resource properties in South America. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties. The Company considers that it has adequate resources to maintain its core activities and planned exploration programs for the next fiscal year but currently does not have sufficient working capital to fund all of its future exploration activities. The Company will continue to rely on successfully completing additional equity financing.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement within reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



3.       MINERAL PROPERTIES AND DEFERRED COSTS

                                                     JUNE 30, 2006                           DECEMBER 31, 2005
                                       ----------------------------------------  ----------------------------------------
                                        ACQUISITION   EXPLORATION                 ACQUISITION   EXPLORATION
                                           COSTS     EXPENDITURES      TOTAL         COSTS     EXPENDITURES      TOTAL
                                             $             $             $             $             $             $

         Argentina
            Mogote Property                 922,653     1,249,138     2,171,791       891,062     1,242,942     2,134,004
         Peru
            Esperanza Property                    -             -             -       186,741       279,615       466,356
            Korimarca                        13,524        19,468        32,992        11,844        17,887        29,731
            Cruz de Mayo                     47,730        34,199        81,929        26,079        27,754        53,833
            Cocha                            12,027        48,755        60,782        10,211        14,094        24,305
            Other                            30,547        36,401        66,948        14,086        25,364        39,450
         USA
            Walker Lane, Nevada              97,010        21,335       118,345        97,010        21,173       118,183
                                       ------------  ------------  ------------  ------------  ------------  ------------
                                          1,123,491     1,409,296     2,532,787     1,237,033     1,628,829     2,865,862
         Foreign value added tax                  -       159,285       159,285             -       164,101       164,101
         Future income tax                   36,246        45,446        81,692        81,270        73,611       154,881
                                       ------------  ------------  ------------  ------------  ------------  ------------
                                          1,159,737     1,614,027     2,773,764     1,318,303     1,866,541     3,184,844
                                       ============  ============  ============  ============  ============  ============

         (a) The Company has an option agreement with Golden Arrow Resources Corporation ("Golden Arrow") to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina, the Company must issue a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, including work programs and underlying option payments (the final underlying option payment was paid on June 6, 2005), as follows:

                  SHARES TO      EXPLORATION
                  BE ISSUED      EXPENDITURES      DATE
                                   US $
                    100,000                -       Issued in 2003
                    100,000          250,000       Issued in 2004
                    250,000          300,000       Issued in 2005
                    300,000          300,000       July 1, 2006*
                    900,000          400,000       July 1, 2007
                  ---------        ---------
                  1,650,000        1,250,000
                  =========        =========
                                                 * see subsequent events Note 8.

                  On April 8, 2004, the Company and Golden Arrow entered into a further agreement on the Mogote property. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares (issued) and conducting an additional US $3 million of exploration expenditures, as follows:

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

                                  US $           DATE

                               1,000,000         Completed
                               1,000,000         May 30, 2006
                               1,000,000         May 30, 2007
                               ---------
                               3,000,000
                               =========

                  The Company records the exchange amount of the shares issued at the time of the issuance as acquisition costs in mineral properties and deferred costs representing the fair value of consideration given.

                  During the period ending June 30, 2006, the Company and Golden Arrow revised certain terms of option agreement, the US$1,000,000 property expenditures required by May 30, 2006 are now extended to May 30, 2007 and the US$1,000,000 property expenditures required by May 30, 2007 are now extended to May 30, 2008. In return for granting of the extension, 10% of any payments in terms of cash or stock received by the Company from a third party who enters into an agreement regarding the Mogote property, will be paid to Golden Arrow.

         (b) On August 24, 2004 the Company entered into an option agreement with Arcturus Ventures Inc. ("Arcturus") whereby it may earn up to an 80% undivided interest in the 3,000 hectare Esperanza Property located in northern Arequipa Province,
                  Peru. The Esperanza property carrying value $506,549 was written off during the period ended June 30, 2006, and the Company has terminated its option agreement with Arcturus.

         (c) During the period ended June 31, 2006, the Company wrote off the carrying value of $13,631 for one of the non-core properties in Peru as the Company decided to drop the mineral claim for the property.

         (d) On May 11, 2005 the Company entered into an option agreement with a third party vendor ("Vendor") whereby it may earn up to 100% undivided interest in the Cruz de Mayo Property located in the southern portion of the Department of Cuzco in Peru. To earn the interest in the property the Company must pay US $150,000 in option payments to the Vendor over the period of four years (US $15,000 paid) and incur US $1,500,000 expenditures over the four years as follows:

                                EXPLORATION
                                EXPENDITURES       DATE
                                    US $

                                     50,000        May 11, 2006
                                    200,000        May 11, 2007
                                    500,000        May 11, 2008
                                    750,000        May 11, 2009
                                  ---------
                                  1,500,000
                                  =========

                  The Company did not meet the expenditure requirement of US$50,000 by May 11, 2006 not being able to gain access to the property. The Company is in the process of re-negotiating the terms of the agreement and gaining access to the property.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



4.       SHARE CAPITAL

         Authorized - unlimited common shares without par value

                                                        NUMBER           $
         Issued - common shares
         Balance, December 31, 2004                    14,087,882     4,527,878

         Private placements                             1,650,000       907,500
         Exercise of warrants                             508,248       326,649
         Exercise of options                               11,000         8,250
         For agent's fees                                  41,962        23,078
         For mineral properties                           300,000       143,500
         Contributed surplus reallocated on
              exercise of options                               -         2,310
         Less share issue costs                                 -       (84,830)
                                                     ------------  ------------
         Balance, December 31, 2005                    16,599,092     5,854,335

         Private placement                              1,412,000       847,200
         Exercise of warrants                           1,194,500       716,700
         Less share issue costs                                 -        (4,735)
                                                     ------------  ------------
         Balance, June 30, 2006                        19,205,592     7,413,500
                                                     ============  ============

         (a) During the six months ended June 30, 2006, the Company completed a private placement financing of 1,412,000 units at $0.60 per unit, for gross proceeds of $847,200. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.65 per share on or before January 30, 2008. The Company applies the residual approach and allocates the total proceeds to the common shares and $Nil to the attached warrants.

         (b) The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSXV").

                  Stock options outstanding and exercisable at June 30, 2006, are as follows:

                  NUMBER OF OPTIONS
                   OUTSTANDING AND      EXERCISE
                     EXERCISABLE          PRICE        EXPIRY DATE

                        900,000           $0.60        December 12, 2008
                        454,500           $0.90        April 2, 2009
                        150,000           $0.75        March 21, 2010
                      ---------
                      1,504,500
                      =========

                  The weighted average exercise price of the outstanding stock options is $0.70. There were no stock options granted, exercised, cancelled or expired during the six months period ended June 30, 2006.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


4.       SHARE CAPITAL (continued)

         (c) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at June 30, 2006 and the changes for the six months ended June 30, 2006 is as follows:

                                                        NUMBER

                  Balance, beginning of period          3,687,783
                  Issued                                1,412,000
                  Exercised                            (1,194,500)
                  Expired                              (2,493,283)
                                                     ------------
                  Balance, end of period                1,412,000
                                                     ============

                  During the six months ended June 30, 2006 the Company requested and was granted permission by the TSXV to amend the exercise price for 2,750,000 of $1.20 warrants with a March 24 and March 31, 2006 expiry dates. The amended price was $0.60 per warrant. There was no extension to the term of the warrants.

                  Common shares reserved pursuant to warrants and agent warrants outstanding at June 30, 2006 are as follows:

                      NUMBER               EXERCISE PRICE       EXPIRY DATE
                                                  $

                    1,412,000                    0.65           January 30, 2008
                    =========                    ====

         (d) As at June 30, 2006, 652,396 common shares are held in escrow and are released every six months. The balance will be released on December 2, 2006.


5.       RELATED PARTY TRANSACTIONS

         Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. On May 6, 2005 the formal agreement among the Company and the Grosso Group was finalized. The Grosso Group is a private company equally owned by the Company, IMA, Golden Arrow, Astral Mining Corporation and Gold Point Energy Corp. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis. During the six months ended June 30, 2006, the Company incurred fees of $228,647 to the Grosso Group: $201,000 was paid in six monthly payments and $27,647 is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. In addition, included in accounts receivable, prepaids and deposits is a $95,000 deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

         Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President was paid $6,125 per month. During the six months ended June 30, 2006, the Company paid $42,083 to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties. On May 1, 2006 the monthly fee increased to $7,292.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SEGMENTED INFORMATION

         The Company is primarily involved in mineral exploration activities in Argentina, Peru and the USA. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the six months ended June 30, 2006.

         The Company's total assets are segmented geographically as follows:

                                       --------------------------------------------------------------------
                                                                   JUNE 30, 2006
                                       --------------------------------------------------------------------
                                         CORPORATE
                                          CANADA       ARGENTINA       PERU           USA          TOTAL
                                             $             $             $             $             $

         Current assets                   1,371,861         7,714        15,793             -     1,395,368
         Mineral properties and
             deferred costs                       -     2,309,722       281,734       182,308     2,773,764
                                       ------------  ------------  ------------  ------------  ------------
                                          1,371,861     2,317,436       297,527       182,308     4,169,132
                                       ============  ============  ============  ============  ============

                                       --------------------------------------------------------------------
                                                                 DECEMBER 31, 2005
                                       --------------------------------------------------------------------
                                         CORPORATE
                                          CANADA       ARGENTINA       PERU           USA          TOTAL
                                             $             $             $             $             $

         Current assets                     572,465        54,120        31,960             -       658,545
         Mineral properties and
             deferred costs                       -     2,270,735       731,983       182,126     3,184,844
                                       ------------  ------------  ------------  ------------  ------------
                                            572,465     2,324,855       763,943       182,126     3,843,389
                                       ============  ============  ============  ============  ============


7.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash financing activities were conducted by the Company as follows:

                                                     --------------------------
                                                      SIX MONTHS ENDED JUNE 30,
                                                     --------------------------
                                                         2006          2005
                                                           $             $

         Financing activities
            Agents fees payable                                 -       (23,078)
            Shares issued for payment of agent's fees           -        23,078
                                                     ------------  ------------
                                                                -             -
                                                     ============  ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


8.       SUBSEQUENT EVENTS

         Subsequent to June 30, 2006, the Company:

         a) issued 300,000 shares to Golden Arrow for its commitment on the Mogote option - see Note 3 (a);

         b) granted incentive stock options to its officers, employees and consultants to purchase up to an aggregate of 415,000 common shares in the capital stock of the Company, exercisable for a period of five years, at a price of $0.60 per share; and

         c) optioned to Astral Mining Corporation ("Astral") the Walker Lane Properties in Nevada. Under the terms of the agreement, Astral may earn up to an 80% undivided interest in the Walker Lane Properties. An initial 65% interest in the properties may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares (100,000 shares were issued on August 4, 2006) to the Company. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study, within three years. The Company received approval from TSX Venture Exchange for this agreement.

                           AMERA RESOURCES CORPORATION
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006



INTRODUCTION

The following management discussion and analysis and financial review, prepared as of August 29, 2006, should be read in conjunction with the Company's unaudited interim consolidated financial statements for the six months ended June 30, 2006 and audited annual consolidated financial statements and related notes for the year ended December 31, 2005. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management's discussion and analysis are expressed in Canadian dollars. Additional information relevant to the Company's activities can be found on SEDAR at WWW.SEDAR.COM.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, silver and copper; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Argentina, Peru and US will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

COMPANY OVERVIEW

The Company was incorporated on April 11, 2000 and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture Exchange ("TSXV") under the symbol "AMS".

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. All of the Company's material mineral property interests are located in Argentina and Peru. The Company is currently reviewing other mineral property interest opportunities in South America. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia, Alberta and USA (SEC).

EXPLORATION PROJECTS

MOGOTE PROPERTY, SAN JUAN PROVINCE, ARGENTINA

One of the Company's main exploration focuses has been the Mogote Property in northwestern San Juan Province, Argentina. On April 29, 2004, the Company reported the drill results for the Phase I, 1,475 metre, diamond drilling program on the Mogote Property. The Phase I drill program targeted the central and northern portions of Filo Este, a zone defined by a large magnetic high, measuring 1500 x 800 metres, related strong chargeability anomalies, and surface copper and gold geochemistry. A trenching program carried out earlier had exposed copper-gold mineralization averaging 0.33 g/t Au, 0.20% Cu and 2.7 g/t Ag over 500 metres in a single trench in the core of the anomaly. All of the drill holes on Filo Este intersected continuous copper-gold mineralization over wide intervals, confirming the presence of a large copper-gold porphyry system. These were the first holes ever drilled on the northern portion of the Mogote Property. The drill results, from holes MOG-04-1 to MOG-04-4 on Filo Este, are summarized in the following table.


================================================================================
              TOTAL                                     (LWA)    (LWA)     (LWA)
DRILLHOLE     DEPTH      FROM        TO      INTERVAL    GOLD    SILVER   COPPER
            (metres)   (metres)   (metres)   (metres)   (g/t)    (g/t)      (%)
================================================================================

MOG-04-1      71.6        2.0       70.0       68.0      0.43     13.9     0.244
--------------------------------------------------------------------------------
MOG-04-1A    495.3        6.0      495.3      489.3      0.23      2.6     0.170
 Including              258.0      424.0      166.0      0.19      2.2     0.243
 And                    308.0      396.0       88.0      0.20      1.9     0.290
--------------------------------------------------------------------------------
MOG-04-2     315.4        2.0      315.4      313.4      0.16      1.9     0.171
 Including              196.0      315.4      119.4      0.21      2.8     0.248
--------------------------------------------------------------------------------
MOG-04-3     300.0        6.0      300.0      294.0      0.11      1.3     0.078
--------------------------------------------------------------------------------
MOG-04-4     292.9        2.0      292.9      290.9      0.23      3.1     0.104
--------------------------------------------------------------------------------

In addition to the drill program, regional surface work was carried out on Filo Central and other targets to advance them to the drill-ready stage. This work comprised detailed mapping, additional step-out talus sampling and road/trench construction. Talus fine sampling on the Filo Central target, defined by a strong magnetic signature coextensive with highly anomalous surface geochemistry, extended the surface copper-gold geochemical anomaly of greater than 100 ppb gold and 500 ppm copper to 4000 x 800 metres. Within this anomaly is a 600 x 400 metre area of greater than 500 ppb gold in talus fines. Immediately on trend to the north of the Filo Central anomaly Tenke Mining Corp. is actively drilling their Vicuna copper-gold project.

In early November 2004 a short surface work program was carried out to expand on talus fine sampling coverage, conduct more detailed geological and alteration mapping in key areas and to refine target areas for subsequent drill-testing. The length of this program was cut short due to an unusually heavy snowfall.

Between mid January and early February 2005 Amera carried out a 2,577 metre 9-hole Phase II RC drill program on the Mogote Property. All holes were collared to test areas of potassic altered diorite and monzonite porphyries within the Filo Este and Filo Central anomalies. Five holes were completed on Filo Este over an east-west strike of 1.4 kilometres and spanning a north-south distance of 720 metres. The remaining four holes were spaced out over 1.6 kilometres of strike length along Filo Central. Results from the drill program were released on March 29, 2005; of the nine holes, four were found to contain significant gold-copper mineralization hosted in porphyry or in metamorphosed volcanic sediments at the margin of porphyry. Mineralization was found related to potassic quartz-biotite alteration and directly related to early A-vein density and local silicification. A-vein hosted and disseminated sulfides include chalcopyrite, pyrite, and minor bornite. Locally, areas of moderate to intermediate argillic alteration, characterized by sericite-chlorite-pyrite, were found to overprint potassic alteration. Significant intercepts included:


================================================================================
                   TOTAL                                  (LWA)   (LWA)    (LWA)
DRILLHOLE  ZONE    DEPTH     FROM       TO     INTERVAL   GOLD    SILVER  COPPER
                 (metres)  (metres)  (metres)  (metres)   (g/t)   (g/t)     (%)
================================================================================

MOG-6      Este     250        0        250       250     0.22             0.083
including                    176        246        70     0.36     3.0     0.158
--------------------------------------------------------------------------------
MOG-7      Este     287        0        287       287     0.25     3.0     0.107
--------------------------------------------------------------------------------
MOG-8      Este     300        4        142       138     0.47     2.0     0.093
--------------------------------------------------------------------------------
MOG-12     Este     300      214        276        62     0.30     1.1     0.140
--------------------------------------------------------------------------------

All significant intercepts were from Filo Este and MOG-7, MOG-8, and MOG-12 were all collared in the northwest corner of the property. They are hosted in or spatially related to a newly mapped occurrence of fine-grained monzonite porphyry that is interpreted as an early mineral porphyry phase that typically alters to potassic or intermediate argillic assemblages.

Targets in the southern portion of the project area include Zona Colorida, Stockwork Hill, and the Southeast Colour Anomaly, all of which have potential for high sulphidation epithermal precious metal mineralization and deeper porphyry copper-gold mineralization. The Mogote Property demonstrates many attributes of a classic Andean-type copper-gold porphyry system and is located within a region characterized by some of the world's largest examples of copper-gold porphyry deposits and high sulphidation epithermal gold-silver deposits. Mogote is situated 70 kilometres north of Barrick Gold Corp.'s large Pascua/Veladero gold discoveries (resources of 38 million ounces gold and 750 million ounces silver) and 11 kilometres east of Falconbridge/Metallica's El Morro copper-gold discovery (inferred resources of 7.4 million ounces gold, 6.2 billion pounds copper). Barrick/Bema Gold Corporation/Arizona Star Resource Corp. 23 million ounce Cerro Casale gold-copper discovery is located 50 km to the north.

The 2004 and 2005 field programs on the Mogote project were supervised by project geologist Steven K. Jones, M.Sc., C.P.G.. Assays for the drilling and surface program were performed by ALS Chemex Labs in North Vancouver, BC or by Alex Stewart Labs, Mendoza, Argentina. Both are internationally recognized assay service providers. Dr. David A. Terry, P.Geo., is the Company's Qualified Person for the Mogote Property in compliance with National Instrument 43-101.

ESPERANZA PROPERTY, DEPARTMENT OF AREQUIPA, PERU

On August 25, 2004, the Company announced that it has acquired an option from Arcturus Ventures Inc. ("Arcturus") to earn up to an 80% interest in the 3,000 hectare Esperanza epithermal gold property. The property is located in the high sierras of southwest Peru in northern Arequipa Department, approximately 600 kilometres southeast of the Capital Lima. A two-kilometre area of mutual interest is included for land staked peripheral to the original 3,000 hectare property. On February 28, 2005 the Company announced that it had staked an additional 12,000 hectares of ground tying on to the western side of the Poracota Gold Project and extending westwards to the Esperanza Property.

On August 2, 2006 the Company announced that it had terminated the option agreement with Arcturus for the Esperanza Project.

CRUZ DE MAYO PROPERTY, DEPARTMENT OF CUZCO, PERU

The Company announced in July 2005 that it had optioned the road-accessible 800 hectare Cruz de Mayo property located in the southern portion of the Department of Cuzco in Peru. The Company also acquired by direct staking 2,200 hectares of adjacent land for a total of 3,000 hectares. Preliminary rock chip and grab samples from the property has yielded grades ranging from below detection up to
14.4 g/t gold.  Two high priority  target zones have been  identified on Cruz de
Mayo: Fatima and a porphyry copper-gold zone.

FATIMA GOLD TARGET

Fatima is a bulk tonnage target with potential for bonanza-grade veins as it comprises multiple higher-grade gold bearing shears and veins enveloped by lower-grade material. The zone occurs in a northwesterly-oriented trend of alteration and veining which is at least 1.2 kilometres in length and up to 600 metres wide. Within this target area, historical mining activity is evident in a series of trenches and dams that were used in a placer operation to wash gold from the bedrock. The structures are strongly oxidized at surface and all sulphide minerals have been leached. Results reported in the table below were collected within an area measuring 550m by 450m.

----------------------------------------------------------------------------------------
ZONE           SAMPLE          SAMPLE      TRENCH [T]     AU      AG       PB       CU
                TYPE            [m]         PANEL [P]   [ppm]   [ppm]      [%]      [%]
----------------------------------------------------------------------------------------

Fatima Zone     Chip            1.0m         FZ-T1     14.35     43.9    1,980     0.05
----------------------------------------------------------------------------------------
Fatima Zone     Chip            0.5m         FZ-T2      8.36     12.1      156     0.06
----------------------------------------------------------------------------------------
Fatima Zone     Chip            8.5m         FZ-T3      2.90     11.7      870     0.08
              including         0.2m                   24.80    143.0      838     0.52
              including         3.6m                    4.69     17.3      473     0.14
----------------------------------------------------------------------------------------
Fatima Zone     Chip            8.0m         FZ-T4      0.91     25.6    5,400     0.07
----------------------------------------------------------------------------------------
Fatima Zone     Chip            6.0m         FZ-T5      0.42     20.0    2,573     0.02
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
ZONE           SAMPLE          SAMPLE      TRENCH [T]     AU      AG       PB       CU
                TYPE            [m]         PANEL [P]   [ppm]   [ppm]      [%]      [%]
----------------------------------------------------------------------------------------

Fatima Zone     Chip           10.0m         FZ-T6      0.35      1.4      297     0.04
----------------------------------------------------------------------------------------
Fatima Zone     Chip           14.0m         FZ-T7      0.29      2.8    1,256     0.03
----------------------------------------------------------------------------------------
Fatima Zone     Chip            9.0m         FZ-T8      0.17      9.5    4,150     0.15
----------------------------------------------------------------------------------------
Fatima Zone     Chip            7.0m         FZ-T9      0.14      1.3    1,120     0.02
----------------------------------------------------------------------------------------
Fatima Zone     Panel       10.0 x 20.0m     FZ-P1      1.86     14.0      215     0.05
----------------------------------------------------------------------------------------
Fatima Zone     Panel       10.0 x 20.0m     FZ-P2      0.43      8.0      148     0.09
----------------------------------------------------------------------------------------
Fatima Zone    Composite   1 m composite     FZ-G1      5.19     18.5    1,930     0.21
                grab           grab
----------------------------------------------------------------------------------------

CENTRAL ZONE PORPHYRY COPPER-GOLD TARGET

The Central Zone bulk-tonnage porphyry Cu-Au target is located in the south-central part of the property. Malachite-stained copper-bearing sandstone has been mapped over an area of approximately 300 metres by 700 metres. Several gold-bearing shears which cut the copper-bearing sandstone were historically mined for gold in this area. Sample results reported below were collected from outcrops and historical trenches within a surface area measuring 300m by 500m.

--------------------------------------------------------------------------------
ZONE             SAMPLE TYPE         SAMPLE       TRENCH [T]     AU         CU
                                       [m]         PANEL [P]    [ppm]       [%]
--------------------------------------------------------------------------------

Central Zone         Chip             23.0          CZ-T1       0.07       0.28
Central Zone         Panel         5.0 x 5.0        CZ-P1       2.87       0.02
Central Zone         Panel         5.0 x 5.0        CZ-P2       0.01       1.81
Central Zone         Panel        10.0 x 10.0       CZ-P3       0.32       0.12
Central Zone         Panel         1.0 x 3.0        CZ-P4       0.51       0.10
Central Zone    Composite grab      over 5.0        CZ-G1       0.77       0.15
Central Zone    Composite grab      over 5.0        CZ-G2       0.39       0.15
Central Zone    Composite grab      over 5.0        CZ-G3       0.59       0.22
Central Zone    Composite grab      over 5.0        CZ-G4       0.78       0.12
--------------------------------------------------------------------------------

Subsequent to satisfactory completion of a community relations program in early 2006, soil auger geochemical surveys are planned to cover the areas of the Fatima and Central zones to identify extensions and buried anomalous areas for trenching and subsequent drill testing. Simultaneously a program of detailed geological and structural mapping and further rock sampling will be carried out over the mineralized zones to delineate controls to mineralization. As well a systematic evaluation of the unexplored southwest and northern part of the property will be carried out.

Work on the Cruz de Mayo property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101. All assays from the Cruz de Mayo property were carried out by ALS Chemex Labs in Lima and North Vancouver, B.C.

ACERO COPPER-GOLD PROJECT, DEPARTMENT OF CUZCO, PERU

In October 2005 the Company announced that it acquired by staking the Acero porphyry copper-gold property in southern Department of Cuzco, Peru. Preliminary surface sampling on Acero yielded results ranging up to 1.15% copper over 30.0 metres and 0.74% copper over 50.0 metres. The 1700 hectare 100% Amera-owned property lies within the Santo Tomas Porphyry Copper Belt and is located just 8km west of the Company's Cruz de Mayo gold-copper project near the town of Velille. Both properties are located in a prolific mining district known for both epithermal gold and porphyry copper deposits.

The Constancia copper-molybdenum project currently being explored by Norsemont Mining Inc. is located 20km to the east; the Liam epithermal gold project of

Newmont Peru Limited/Southwestern Resources Corp. is located 50km to the southwest; while Xstrata's Tintaya copper-gold-silver porphyry-related skarn deposit is located 60km to the southeast.

--------------------------------------------------------------------------------
                                  TRENCH [T]
  SAMPLE TYPE     SAMPLE LENGTH    PANEL [P]      CU      AU       AG      MO
                       [m]         GRAB [G]       [%]    [ppm]    [ppm]   [ppm]
--------------------------------------------------------------------------------

Composite grab     over 30.0         G1         1.15     0.03      0.3      11
Composite grab     over 50.0         G2         0.74     0.20      0.5      11
Composite grab     over 50.0         G3         0.56     0.02      0.5       1
Composite grab      over 5.0         G4         0.39     0.17      1.4     135
Composite grab      over 5.0         G5         0.11     0.04      0.3       1
     Chip              4.0           T1         0.55     0.01      0.2       4
     Chip             10.0           T2         0.55     0.04      0.3       6
     Chip             10.0           T3         0.47     0.02      0.5       5
     Chip             12.0           T4         0.42     0.13      1.0       5
     Chip             10.0           T5         0.36     0.03      0.3       8
     Chip             10.0           T6         0.31     0.03      0.2       5
     Chip              3.0           T7         0.31     0.11      2.0       4
     Chip             10.0           T8         0.28     0.17      0.7       3
     Chip             10.0           T9         0.24     0.03      0.4       9
     Chip             11.0           T10        0.22     0.04      0.5       4
     Chip             10.0           T11        0.16     0.10      0.4       1
     Chip             11.0           T12        0.14     0.12      0.9       1
     Chip             12.0           T13        0.13     0.75    316.0      36
     Chip             30.0           T14        0.11     0.06      1.0      46
     Panel         5.0 x 5.0         P1         0.48     0.06      0.9     109
     Panel         3.0 x 5.0         P2         0.12     0.05      0.7       2
--------------------------------------------------------------------------------

Claims were held in the Acero area in the past by Southwestern Resources through a joint-venture Southern Peru Copper. They reported discovering two zones of altered feldspar porphyry with potassic alteration and associated leach cap with copper oxides and secondary chalcocite. A limited drill program reportedly intersected "thick zones" of sulphide porphyry copper style mineralization with grades ranging between 0.3 and 0.5% copper with local narrow sections assaying over 1% copper (Southwestern Gold Corp. 2000 Annual Report).

Several phases of intrusive have been mapped on the property including dacite, micro-diorite and granodiorite; the majority of mineralization and alteration identified to date is hosted by dacitic intrusive. Quartz stockwork, with individual veinlets up to 3cm wide, is widespread in the southwest portion of the mineralized area. Copper mineralization identified on surface on the Acero property appears to be open to the southeast of current mapping and sampling coverage. Subsequent to satisfactory completion of a community relations program in early 2006 Amera is planning a comprehensive surface exploration program to identify drill targets on the core area and to evaluate the remainder of the property.

Work on the Acero property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101. All assays from the Acero were carried out by ALS Chemex Labs in Lima and North Vancouver, B.C.

FUYANI COPPER-GOLD PROPERTY, DEPARMENT OF CUSCO, PERU

Acquisition of the Fuyani copper-gold property by staking was announced on April 24, 2006. The property is located 40km north of Santo Tomas in the Department of Cusco. It is easily accessed along the gravel road connecting Santo Tomas with Cusco, 70km north of the property. Fuyani is located in the Santo Tomas Porphyry Copper belt. The property lies 40km NW of the Constancia copper-molybdenum project currently being explored by Norsemont Mining Inc; the Liam epithermal gold project of Newmont Peru Limited/Southwestern Resources Corp. is located 80km to the southwest; and Xstrata's Tintaya copper-gold-silver porphyry-related skarn deposit is located 100km to the southeast.

Only 4 rock samples have been collected from the property to date. Selective grab samples collected from the mineralized outcrop over a 40m area returned up to 0.77% copper and 3.6 ppm silver. Two anomalous silt samples collected from the same creek draining from the central part of the Fuyani concession returned
0.122 g/t Au and 0.229g/t Au; the source of gold anomaly is unknown.

The Fuyani property is underlain by Cretaceous volcaniclastics intruded by tertiary granodioritic intrusive. Tertiary sediments cover topographically low areas. Porphyry-style copper (malachite, chalcopyrite, and bornite) and silver mineralization, with elevated lead, zinc and molybdenum, is hosted by epidote-altered granodiorite. Abundant massive magnetite and garnet float in several creeks draining the Fuyani property suggests also presence of skarn type mineralization. Amera is planning a comprehensive surface exploration program to evaluate the property and generate targets.

Analyses from Fuyani were performed by ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. The preliminary work at Fuyani was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., a Qualified Person as defined in National Instrument 43-101. The technical data has also been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.

COCHA COPPER-SILVER PROJECT, DEPARTMENT OF JUNIN, PERU

In October 2005 Amera applied for the 2,400 hectare Cocha concession covering a copper-silver target in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km to the east of Lima. On March 2, 2006 the Company announced that it had been formerly granted the concession title by the Peruvian government and now holds a 100% interest in the property through its wholly-owned Peruvian subsidiary Recursos de los Andes S.A.C.; a finders-fee has been paid to an arms-length individual in connection with the identification of this target.

Initial sampling of the property at the Discovery Outcrop showing returned a continuous series of chip samples which assayed 0.80% copper and 10g/t silver over 80m, including two non-adjacent 10-metre intervals assaying 2.69 % copper and 24.4 g/t silver and 1.38% copper and 26.2 g/t silver (see Table below). Rock samples collected from the property to date returned assays ranging from 4 ppm to 2.89% copper and <0.2 to 99.2 g/t silver. . Mineralization is hosted by steeply-dipping malachite-stained sandstone and mudstone of the Permian Mitu Formation. As of mid-August the Company has commenced an Phase I drill program comprised of approximately 1500m in 10-12 diamond drill holes to test the Discovery Outrcrop area.

While carrying out surface exploration work on the property the Company's geologists discovered the Merce Showing which assayed 0.46% copper and 9.4 g/t silver over 9.5m in outcrop and is located approximately 700m northwest and on trend from the Discovery Outcrop. This 9.5m interval is comprised of three consecutive chip samples, including: 0.18% copper and 4.2 g/t silver over 4.0m, 1.7% copper and 25.1 g/t silver over 1.0m and 0.43% copper and 10.6 g/t silver over 4.5m.

--------------------------------------------------------------------------------
SAMPLE
NUMBER      LOCATION                TYPE     INTERVAL         CU           AG
                                               (m)            (%)        (g/t)
--------------------------------------------------------------------------------
246006      Discovery Outcrop       chip       10.0           1.38        26.2
246005      Discovery Outcrop       chip       10.0           0.54         7.6
246008      Discovery Outcrop       chip       10.0           0.22         1.3
246003      Discovery Outcrop       chip       10.0           0.05         0.3
246002      Discovery Outcrop       chip       10.0           0.46         3.6
246001      Discovery Outcrop       chip       10.0           0.06         0.4
246200      Discovery Outcrop       chip       10.0           2.69        24.4
246241      2.4km SSW of D.O.(*)    chip        0.7           2.89        99.2
246242      1.6km SSW of D.O.(*)    chip        0.3           1.65         1.5
--------------------------------------------------------------------------------
(*)  D.O. equals Discovery Outcrop

The area surrounding the Discovery Outcrop and the Merce showing is predominantly overburden covered. Therefore a series of soil sample lines were established to test for extensions to the mineralized zone under cover. Widespread anomalous copper-silver in soils extends for over 2.2km in length and up to 750m in width, with soil geochemical values up to 0.32% copper and 4.7 g/t silver. The copper-silver soil anomaly at Cocha is open along strike in both directions. To date to 275 samples have been collected. Results range from 3 ppm to 3,230 ppm copper (0.32%) copper and <0.2 ppm to 4.7 ppm silver. Soil samples were collected along lines spaced at approximately 100m on either 12.5 or 25m intervals. Morphologically the soil anomalies suggest that mineralization in subsurface bedrock forms several sub-parallel zones. The strongest part of the soil anomaly envelopes the Discovery Outcrop (see map on Amera's website).

The Cocha property hosts sedimentary copper-silver mineralization similar in style to the giant Lubin Deposit (52 Mt Cu, 2,275 M oz Ag) in the Kupferschiefer district of Poland and the White Pine Deposit (8.3Mt Cu, 800 M oz Ag) in the Upper Peninsula of Michigan. The Cocha property is located in a belt of Permian-aged clastic sedimentary rocks known to host stratabound copper-silver mineralization. The property is road-accessible and averages 4400m above sea level.

Pending results of the ongoing Phase I drill program the Company intends to permit and carry out an expanded Phase II drill program late in 2006 or early in 2007. Meanwhile, further expansion of the soil grid, detailed rock sampling and geological mapping will be carried out to identify additional targets on the property.

Analyses for the samples for Cocha were performed by ALS Chemex Laboratories in Lima, Peru and North Vancouver, Canada. Work was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., a Qualified Person as defined in National Instrument 43-101, and reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.

MITU COPPER-SILVER PROPERTY, DEPARTMENT OF JUNIN, PERU

On May 8, 2006 the Company announced that it had been granted the 5,800 hectare Mitu concession covering a high grade copper-silver target in the Department of Junin, Peru. Amera holds a 100% interest in the Mitu property, acquired by direct staking. The property is located approximately 155km northeast of Lima, 80km southeast of the historic mining camp of Cerro de Pasco and 110km northwest of the Company's Cocha copper-silver project. Mitu is easily accessible via a paved road-connecting Lima with Oroya and Cerro de Pasco. From the paved road there are several 4x4 roads leading to different areas of the property. Elevations on the property range from 3700m to 4400m above sea level.

Sediment-hosted copper-silver mineralization occurs in the clastic Mitu Formation at, or close to, its upper contact with the Pucara limestone. Three rock chip samples collected from historical workings during an initial site evaluation of the Mitu concession assayed 4.5% copper and 128 ppm silver over 1.2m, 6.2% copper and 324 ppm silver over 0.4m, and 1.7% copper and 45 ppm silver over 0.3m; all samples were collected across structurally and/or stratigraphically-controlled horizons.

A total of 10 stream sediment samples were collected in the Mitu Project area. Results ranged from 8 to 246 ppm copper and 0.1 to 0.4 ppm silver. The highest copper value came from one sample collected in the central part of the concession reflecting mineralization associated with the contact between the Mitu and Pucara formations.

Amera is currently carrying out a comprehensive surface exploration program comprising prospecting, geological mapping and soil grid sampling to evaluate the Mitu property and delineate targets for more advanced exploration.

Analyses for the samples from Mitu were performed by ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. Work on Mitu was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., a Qualified Person as defined in National Instrument 43-101. Technical information from the property was also reviewed by Dr. David
A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.

ROY AND HILLS PROPERTIES, NEVADA, USA.

On March 7, 2005 the Company announced it had staked two claim blocks in the Roysten Hills of west central Nevada. The 478 ha (1,180 acre) Roy claim block and the 227 ha (560 acre) Hills claim block are located 45 kilometres northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces.

On June 11, 2006 the Company announced that it has signed a Letter of Intent with Astral Mining Corporation ("Astral") to option to them the Roy and Hills properties. Under the terms of this Letter of Intent, Astral may earn up to an 80% undivided interest in the Roy and Hills Properties. An initial 65% interest in the project may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares (100,000 common shares issued) to Amera. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study, within three years. The Company received approval from TSX Venture Exchange for this agreement.

Both properties are located in Nye County, Nevada, which has a long and rich mining history that continues up to the present. The Roy and Hills properties are situated midway between the historic mining district of Tonopah (3.5 million ounces gold equivalent) and the more recently mined Paradise Peak deposit (1.5 million ounces gold). The Roy property hosts a gold-silver epithermal system that contains anomalous gold values on surface and one sample grading 41.0 grams per tonne (g/t) gold (1.2 oz/ton). The Hills property hosts a silver-gold epithermal system with values grading up to 0.21 g/t gold and 75 g/t silver. Both the Roy and Hills claim blocks are underlain by Oligocene and Miocene-age volcanic rocks that consist of latites, quartz latites and dacite flows that have undergone epithermal alteration and mineralization prior to being covered by lacustrian volcanic sediments and Quaternary gravels.

OTHER

The Company is actively carrying out reconnaissance programs in high potential mineral belts in southern Peru. In addition the Company is continually evaluating property submittals and opportunities in a number of prospective jurisdictions throughout the South America.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.


                            ----------------------  ----------------------------------------------  ----------------------
                                     2006                                2005                                2004
                            ----------------------  ----------------------------------------------  ----------------------
                              JUN 30      MAR 31      DEC 31      SEP 30      JUN 30      MAR 31      DEC 31      SEP 30
                                 $           $           $           $           $           $           $           $
                            ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

Revenues                           Nil         Nil         Nil         Nil         Nil         Nil         Nil         Nil

Net Loss                      (783,965)   (300,498)   (574,417)   (378,642)   (217,362)   (264,130)   (189,257)   (185,845)

Net Loss per Common Share
     Basic and Diluted           (0.04)      (0.02)      (0.03)      (0.02)      (0.01)      (0.02)      (0.02)      (0.01)
                            ----------------------  ----------------------------------------------  ----------------------

SUMMARY OF FINANCIAL RESULTS

For the six months ended June 30, 2006, the Company reported a consolidated loss of $1,084,463 ($0.06 per share), an increase of $602,971 from the loss of $481,492 ($0.03 per share) for the six months ended June 30, 2005. The increase in the loss in 2006 period, compared to the 2005 amount, was due to a number of factors of which $90,072 can be attributed to increases in operating expenses and $512,899 increase in other items.

RESULTS OF OPERATIONS

The Company's operating expenses for the six months ended June 30, 2006, were $578,966, an increase of $90,072 from $488,894 in the 2005 period.

In the 2005 period the Company recorded non-cash stock based compensation of $52,500 and $Nil in the 2006 period as there were no stock options granted. Other notable changes in the operating expenses are: (i) Salaries increased $55,639 due to increases in staff and salary levels; (ii) General exploration increased by $56,122 in the 2006 period mainly due to the increase in exploration activities in Peru.

During the six months period ended June 30, 2006 the Company wrote off $506,549 representing the carrying value of the Esperanza property as it has terminated its option agreement with Arcturus Ventures Inc. on the property. In addition, the Company wrote off the carrying value of $13,631 for one of the non-core properties in Peru as the Company decided to drop the mineral claim for the property. During the period the Company capitalized $38,988 of expenditures on the Mogote property, $44,288 on Cocha property, $32,296 on Cruz de Mayo property and $50,592 on other properties.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at June 30, 2006 was $1,260,020, an increase of $737,693 from December 31, 2005. Total assets increased to $4,169,132 at June 30, 2006 from $3,843,389 at December 31, 2005. This increase is mainly due to the increase in cash balance offset with the property write off during the period. As at June 30, 2006, the Company had working capital of $1,328,863. The Company considers that it has adequate resources to maintain its ongoing operations and current property commitments for the ensuing year but does not have sufficient working capital to fund all of its planned exploration work. The Company intends to seek further financings. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims.

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company's financial institutions. The Company has financed its operations through the sale of its equity securities. During the six months ended June 30, 2006, the Company completed a private placement financing of 1,412,000 units at $0.60 per unit, for gross proceeds of $847,200. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.65 per share on or before January 30, 2008. The Company applies the residual approach and allocates the total proceeds to the common shares and $Nil to the attached warrants.

The Company also received a further $716,700 from the exercises of warrants during the 2006 period. In the six months ended June 30, 2005, the Company received $207,700 from the exercise of warrants.

During the six months ended June 30, 2006 the Company requested and was granted permission by TSX Venture Exchange to amend the exercise price for 2,750,000 of $1.20 warrants with a March 24th and March 31st, 2006 expiry dates. The amended price was $0.60 per warrant. There was no extension to the term of the warrants.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs. The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

OPERATING CASH FLOW

Cash outflow from operating activities was $639,183 for the six months ended June 30, 2006 compared to $478,378 for the 2005 period as a result of increases in the level of activities.

FINANCING ACTIVITIES

For the six months ended June 30, 2006, the Company received $847,200 less share issue costs of $4,735 from private placement and $716,700 from exercise of warrants compared to receipt of $907,500 less share issue costs of $61,751 from private placement and receipt of $207,700 from exercise of warrants during the 2005 period. INVESTING ACTIVITIES

Investing activities required cash of $182,289 during six months ended June 30, 2006, compared to $939,230 in 2005 period, for expenditures on its mineral resource interests.

RELATED PARTIES TRANSACTIONS

Effective January 1, 2005, the Company engaged the Grosso Group to provide services and facilities to the Company. The Grosso group is a private company owned by the Company, IMA , Golden Arrow , Astral Mining Corporation and Gold Point Energy Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis. During the six months ended June 30, 2006, the Company incurred fees of $228,647 to the Grosso Group: $201,000 was paid in six monthly payments and $27,647 is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. In addition, included in accounts receivable, prepaids and deposits is a $95,000 deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital. The fees the Company pays to the Grosso Group are allocated to various expense items that reflect the nature of the actual costs: rent, salaries, office and telephone. These fees are equivalent to costs the Company would have incurred directly.

Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President was paid $6,125 per month. During the six months ended June 30, 2006, the Company paid $42,083 to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties. On May 1, 2006 the monthly fee increased to $7,292.

CONTRACTUAL COMMITMENTS

The Company has fulfilled its current contractual obligations to June 30, 2006 on the Mogote propertyand intends to maintain its option requirements on the property. During the period, the Company and Golden Arrow revised certain terms of option agreement, the US$1,000,000 property expenditures required by May 30, 2006 are now extended to May 30, 2007 and the US$1,000,000 property expenditures required by May 30, 2007 are now extended to May 30, 2008. In return for granting of the extension, 10% of any payments, in terms of cash or stock received by the Amera from a third party who enters into an agreement regarding the Mogote property, will be paid to the Golden Arrow.

The Company has signed letters of intent to acquire an interest in Cruz de Mayo properties in Peru. Details of the Company's option payments and expenditure commitments are disclosed in Note 3 to the Company's June 30, 2006 interim consolidated financial statements. The Company also has commitments for monthly fees for administrative and management services to be provided by the Grosso Group.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

Reference should be made to the Company's significant accounting policies contained in Note 2 of the Company's consolidated financial statements for the years ended December 31, 2005, 2004 and 2003. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

Reference should be made to the recent accounting pronouncements in Canada and in US that described in Note 8 of the Company's audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and assessment of carrying values of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 2 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property. During 2005 the Company wrote off $225,000 of carrying value in Chubut properties representing the fair value of the shares issued upon acquisition of the properties. The Company decided to write off these properties as there is no active exploration on the properties and the Company has postponed any exploration indefinitely. These properties located in Western Chubut Province of Argentina are subject to an ongoing government moratorium on exploration activities. The Company continues to hold the legal title to these properties. During the period ended June 30, 2006, the Esperanza property carrying value of $503,880 was written off as the Company has terminated its option agreement on the property. In addition, the Company wrote off the carrying value of $13,631 for one of the non-core properties in Peru as the Company decided to drop the mineral claim for the property.

FINANCIAL INSTRUMENTS

The Company's financial instruments consisting of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. For a more complete discussion of these risks and others, reference should be made to the December 31, 2005 Management Discussion and Analysis.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors. The package includes materials filed with regulatory authorities.

Additionally the Company attends investment/trade conferences and updates its website (www.ameraresources.com) on a continuous basis.

OUTSTANDING SHARE DATA

The Company's authorized share capital is an unlimited number of common shares without par value. As at June 30, 2006, there were 19,205,592 outstanding common shares and 1,504,500 stock options, which were outstanding and exercisable, with exercise prices ranging between $0.60 and $0.90 per share. In addition, there were 1,412,000 warrants outstanding, which expire on January 30, 2008, with exercise price of $0.65 per share. More information on these instruments and the terms of their conversion are set out in Note 4 to the Company's June 3, 2006 interim consolidated financial statements.

As of August 29, 2006 there were 19,505,592 common shares, 1,504,500 stock options and 1,412,000 warrants outstanding.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Nikolaos Cacos, President & Chief Executive Officer of Amera Resources Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  August 29, 2006


/s/ Nikolaos Cacos,
-----------------------------------
Nikolaos Cacos,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Arthur Lang, Chief Financial Officer of Amera Resources Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  August 29, 2006


/s/ ARTHUR LANG
-----------------------
Arthur Lang,
Chief Financial Officer